UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed
Pursuant to Rule 13d-2(a)

Mindray Medical International Limited
(Name of Issuer)

Class A Ordinary Shares**
American Depositary Shares, each representing one Class A ordinary share
(Title of Class of Securities)

602675100
(CUSIP Number)

Li Xiting

Magic Bell Limited

Quiet Well Limited

Xu Hang

New Dragon (No. 12) Investments Limited

Jian Yao

New Phoenix Limited

Cheng Minghe

City Legend Limited

c/o Mindray Building, Keji 12th Road South,

Hi-tech Industrial Park, Nanshan, Shenzhen 518057

The People’s Republic of China

+(86) 755-8188-8666

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 3, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	Not for trading, but only in connection with the listing on The New York Stock Exchange of American depositary shares, each representing one Class A ordinary share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	602675100

1.	NAME OF REPORTING PERSON: Li Xiting
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON IN

CUSIP No.	602675100

1.	NAME OF REPORTING PERSON: Magic Bell Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	602675100

1.	NAME OF REPORTING PERSON: Quiet Well Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	602675100

1.	NAME OF REPORTING PERSON: Xu Hang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON IN

CUSIP No.	602675100

1.	NAME OF REPORTING PERSON: New Dragon (No. 12) Investments Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	602675100

1.	NAME OF REPORTING PERSON: Jian Yao
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON IN

CUSIP No.	602675100

1.	NAME OF REPORTING PERSON: New Phoenix Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	602675100

1.	NAME OF REPORTING PERSON: Cheng Minghe
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON IN

CUSIP No.	602675100

1.	NAME OF REPORTING PERSON: City Legend Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON CO

INTRODUCTORY NOTE

This amendment No. 4 (this “Amendment No. 4”) is filed jointly by Mr. Li Xiting (“Mr. Li”), Magic Bell Limited (“Magic Bell”), Quiet Well Limited (“Quiet Well”), Mr. Xu Hang (“Mr. Xu”), New Dragon (No. 12) Investments Limited (“New Dragon”), Ms. Jian Yao (“Ms. Jian”), New Phoenix Limited (“New Phoenix”), Mr. Cheng Minghe (“Mr. Cheng”) and City Legend Limited (“City Legend”, and together with Mr. Li, Magic Bell, Quiet Well, Mr. Xu, New Dragon, Ms. Jian, New Phoenix and Mr. Cheng, the “Reporting Persons”, and each a “Reporting Person”), with respect to Mindray Medical International Limited (the “Company” or “Issuer”).

This Amendment No. 4 amends and supplements the Schedule 13D filed on June 11, 2015, as previously amended and supplemented by Amendment No. 1 filed on September 11, 2015, Amendment No. 2 filed on November 5, 2015 and Amendment No. 3 filed on December 21, 2015 by the Reporting Persons. Capitalized terms used but not defined in this Amendment No. 4 shall have the meanings assigned to such terms in the Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On February 26, 2016, an extraordinary general meeting of the shareholders of the Company was held at 11:00 a.m. (Hong Kong time) at FLAT/RM 15-16 BLK 1 11/F, Grand Century, 193 Prince Edward West Road, Mongkok KL, Hong Kong. At the extraordinary general meeting, the shareholders of the Company authorized and approved the Merger Agreement (as amended by Amendment No. 1 to the Merger Agreement), the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Annex A to the Merger Agreement (the “Plan of Merger”) and the transactions contemplated thereunder, including the Merger.

On March 3, 2016, the Company and Merger Sub filed the plan of merger with the Cayman Islands Registrar of Companies, which was registered by the Cayman Islands Registrar of Companies as of March 3, 2016, pursuant to which the Merger became effective on March 3, 2016. As a result of the Merger, the Company ceased to be a publicly traded company and became a wholly-owned subsidiary of Parent.

At the Effective Time, each Ordinary Share issued and outstanding immediately prior to the Effective Time was cancelled in exchange for the right to receive US$28.0 and each ADS, representing one Ordinary Share, was cancelled in exchange for the right to receive US$28.0 (less US$0.05 per ADS cancellation fees), in each case, in cash, without interest and net of any applicable withholding taxes, except for (a) the Ordinary Shares and ADSs beneficially owned by the Rollover Shareholders, which were cancelled and ceased to exist without payment of any consideration or distribution therefor and (b) Ordinary Shares outstanding immediately prior to the Effective Time and held by holders who have validly given a written objection with respect to the Merger pursuant to Section 238(2) of the CICL and not withdrawn or lost their dissenter’s rights pursuant to the CICL, which were cancelled and ceased to exist in exchange for the right to receive payment of the fair value of such Ordinary Shares as determined in accordance with the CICL.

In addition, at the Effective Time, the Company’s 2006 Employee Share Incentive Plan and the Company’s Amended and Restated Limited Share Incentive Plan, and all amendments and modifications thereto (collectively, the “Share Incentive Plans”) and any relevant awards agreements applicable to the Share Incentive Plans were terminated. At the Effective Time, except with respect to the Rollover Shareholders, (i) each outstanding and unexercised option to purchase Ordinary Shares under the Share Incentive Plans (a “Company Option”) was cancelled in consideration and exchange for the right to receive as soon as practicable following the Effective Time the right to receive a cash amount equal to the excess of US$28.0 over the exercise price of such Company Option, without interest and net of any applicable withholding taxes; (ii) each outstanding and unexercised Company Option was cancelled without any payment therefor if the exercise price of such Company Option was equal to or greater than US$28.0; (iii) each outstanding restricted share award under the Share Incentive Plans (a “Restricted Share”) and each outstanding restricted share unit under the Share Incentive Plans (an “RSU”) that was vested on or prior to January 1, 2016 was cancelled in consideration and exchange for the right to receive US$28.0 in cash, without interest and net of any applicable withholding taxes; (iv) each outstanding Restricted Share and each RSU that was not vested on or prior to January 1, 2016 and was held by members of the Special Committee was cancelled in consideration and exchange for the right to receive US$28.0 in cash, without interest and net of any applicable withholding taxes; and (v) each outstanding Restricted Share and each RSU that was not vested on or prior to January 1, 2016 and was not held by members of the Special Committee was cancelled in consideration and exchange for the right to receive an RCA of $28.0 in cash upon vesting of such RCA, without interest and net of any applicable withholding taxes (the Company as the surviving corporation after the Merger shall pay each holder 50% of his or her RCAs on January 1, 2017 and the remaining 50% on January 1, 2018, except for the payment to holders who are U.S. taxpayers, which payment shall be made in accordance with the payment timing of the settlement provisions of the related RSU award agreements).

Upon the consummation of the Merger, the Company became a wholly-owned subsidiary of Parent and the separate corporate existence of Merger Sub ceased. As a result of the Merger, the ADSs will cease to trade on the New York Stock Exchange (the “NYSE”) following the close of trading on March 4, 2016 and will become eligible for delisting from the NYSE and termination of registration pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) of the Securities Exchange Act of 1934, as amended.

Pursuant to the Support Agreements each entered into by each Rollover Shareholder with Parent and Holdco, the securities owned by the Rollover Shareholders were cancelled at the closing of the Merger, and the Rollover Shareholders subscribed for newly issued ordinary shares of Holdco. The information disclosed in this paragraph is qualified in its entirety by reference to the Support Agreements, copies of which were filed as Exhibit 7.06 through Exhibit 7.08 to the Schedule 13D.

ITEM 5.	Interests in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)                As of the date of this Amendment No. 4, the Reporting Persons do not beneficially own any Ordinary Shares or have any voting power or dispositive power over any Ordinary Shares.

(c)                        The last paragraph in Item 4 of this Amendment No. 4 is incorporated herein by reference and is qualified in its entirety by reference to the Support Agreements, copies of which were filed as Exhibit 7.06 through Exhibit 7.08 of the Schedule 13D.

Other than the transactions listed above, none of the Reporting Persons has effected any transactions in the Ordinary Shares during the past 60 days.

(d)	Not applicable.

(e)	March 3, 2016.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2016

Li Xiting

By:	/s/ Li Xiting

Magic Bell Limited

By:	/s/ Li Xiting
	Name:	Li Xiting
	Title:	Sole Director

Quiet Well Limited

By:	/s/ Li Xiting
	Name:	Li Xiting
	Title:	Sole Director

[Signature Page to Amendment No.4]

Xu Hang

By:	/s/ Xu Hang

New Dragon (No. 12) Investments Limited

By:	/s/ Xu Hang
	Name:	Xu Hang
	Title:	Director

[Signature Page to Amendment No.4]

Jian YAO

By:	/s/ Jian Yao

New Phoenix Limited

By:	/s/ Jian Yao
	Name:	Jian Yao
	Title:	Director

[Signature Page to Amendment No.4]

Cheng Minghe

By:	/s/ Cheng Minghe

City Legend Limited

By:	/s/ Cheng Minghe
	Name:	Cheng Minghe
	Title:	Director

[Signature Page to Amendment No.4]